Contact

www.linkedin.com/in/faizan-naveed-b0896b9b (LinkedIn)

Top Skills

Telecommunications
Teaching
Dinners

Languages

English (Native or Bilingual)
Urdu (Native or Bilingual)

Faizan Naveed

Founder @ Swift Ride | Chief Operations Officer
Atlanta, Georgia, United States

Summary

As the Chief Operations Officer at Swift Ride, my focus is on
leveraging my Electrical Engineering background from the
Rochester Institute of Technology to enhance our company's
telecommunications systems. Our team has developed innovative
solutions that streamline operations, ensuring exceptional service
delivery.

With competencies in both teaching and customer service, I prioritize
knowledge sharing and client satisfaction. These core values are
reflected in my commitment to continuous process improvement,
a principle honed through my tenure at Siemens as a Process
Improvement Engineer.

Experience

Swift Ride LLC
Chief Operations Officer
June 2023 - Present (2 years 1 month)
Atlanta, Georgia, United States

Siemens
Process Improvement Engineer
February 2019 - August 2019 (7 months)
Painted Post, New York

AMD
Data Fabric Engineer
September 2017 - December 2017 (4 months)
Austin, Texas

Dell EMC
Hardware Engineer
May 2017 - August 2017 (4 months)
Hopkinton, Massachusetts

Ufone
Intern
June 2016 - July 2016 (2 months)
Pakistan

My responsibilities included working in the technical department to handle all the network problems and complaints that came in from customers.

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Education

Rochester Institute of Technology
Bachelor of Engineering (BE), Electrical and Electronics
Engineering · (2015 - 2020)

Froebel's International School
Library and Information Science · (1999 - 2015)